Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams 503.778.5370 tel 206.757.7700 fax marcwilliams@dwt.com

December 6, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549-4561

Attention: Mr. Daniel F. Duchovny

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Schedule 14D-9
Filed on November 22, 2011
File No. 005-79958

Dear Mr. Duchovny:

On behalf of our client McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated November 25, 2011, regarding the above-referenced Schedule 14D-9 (as amended hereby, the “Statement”). We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response. Capitalized terms used in this letter and not otherwise defined shall have the meanings ascribed in the Statement.

Staff Comment No. 1: Please revise your recommendation statement to describe the terms of the Top-Up option and to disclose the number of shares authorized but unissued available for exercise of the option. If that number of shares is less than the number of shares that would allow the bidders to own 90% of the outstanding shares of McCormick after the exercise of the option, please disclose the percentage of shares that must be tendered for the issuance of shares pursuant to the option to result in the bidder’s ownership of 90% of McCormick’s shares of common stock.

RESPONSE: We have revised Item 8, “Other Information – Top-Up” to clarify that the Company has sufficient authorized but unissued Company Common Stock to permit the full exercise of the Top-Up following the acquisition of a number of Shares equal to the Minimum Tender Condition.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

December 6, 2011

Staff Comment No. 2: Please revise your disclosure to describe all key assumptions for the projections instead of “certain” of them (page 37). Similarly, disclose the full FO and CIM projections instead of a summary of each (page 38).

RESPONSE: The Company has revised Item 8, “Other Information – Certain Company Projections” at page 11-14 of Amendment No. 1 to provide the requested disclosure.

Staff Comment No. 3: We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

RESPONSE: The Company has revised Item 8, “Other Information – Certain Company Projections” at page 11 of the Amendment in response to this comment. The Fairness Opinion Projections include EBITDA and Store Level EBITDA, each of which is a non-GAAP financial measure and in addition the Fairness Opinion Projections include Operating Income and Net Income, each of which is a GAAP financial measure. The CIM Projections include EBITDA and Store Level EBITDA, each of which is a non-GAAP financial measure, and are disclosed as shared with the prospective buyers. The Company has provided the Fairness Opinion Projections that include both the GAAP and non-GAAP financial measures because the Company believes that financial forecasts of this type may be material to an investor’s ability to evaluate more fully the Fairness Opinion, the Offer and the Merger. The CIM Projections, on the other hand, were prepared to facilitate potential buyers’ analyses, and not with a view toward public disclosure, and were intended to present the Company on a normalized basis from the perspective of a prospective buyer. Accordingly, the CIM Projections are shown with non-GAAP financial measures and eliminate certain costs that a prospective buyer may or may not incur, whereas the Fairness Opinion Projections, which include both GAAP and non-GAAP financial measures, are intended to allow for an analysis of the Company’s prospects as a stand alone public company. We would respectfully submit that the additional disclosure referenced above will address the Staff’s concern in light of these factors.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

December 6, 2011

The company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	William T. Freeman
David Teklits
Jeffrey Wolters
Thomas W. Christopher
Joshua Zachariah